Exhibit 99.2

CERTIFICATE OF QUALIFICATION OF ANDREW HODSON PHILLIPS

I, Andrew Hodson Phillips, BSc (Hons), MSc, FIMMM, CEng do hereby certify that:

1)	I am a Senior Geological Associate with Behre Dolbear International Limited of 3rd Floor, International House, Dover Place, Ashford, Kent, TN23 1HU, United Kingdom.

2)	I am an active Fellow of the Institute of Materials, Minerals and Mining and I am a registered Chartered Engineer (No. 357990 - Granted 1986) in the United Kingdom.

3)

I am a graduate of Rhodes University with a BSc Honours Degree in Geology awarded in 1972 and of the University of the Witwatersrand with an MSc Degree in Geology awarded in 1983, both institutions being in South Africa.

4)

I have practiced my profession continuously as a geologist for nearly 40 years since graduation from Rhodes University and my exploration and mining experience covers the operation, reporting on and evaluation of a wide range of gold deposits.

5)

I have read the definition of “qualified person” as set out in National Instrument 43-101 and certify that, by reason of my education, affiliation with professional associations as defined in NI 43-101 and my relevant past work experience, I fulfill the requirements of a “qualified person” for the purposes of NI 43-101 and for the purposes of this report.

6)

I have not visited the Rio Belencillo Zone 1 Concession in Panama but am responsible for the general collation and integration of data from site visits by Behre Dolbear International Limited and from G Mining Services Inc and information from Petaquilla Minerals Limited into this “TECHNICAL REPORT ON THE PALMILLA GOLD PROJECT” with an effective date of the 15th of December, 2012, and also for the preparation of portions of this technical report where indicated in the report.

7)

As of the date of this report; my contributions to this technical report, involve the collection, collation and reporting of data, including Items 1 through through 9, most of Item 10, Item 13, part of Item 12 and Items 15 through 18. I specifically carried out data analysis in Items 10.4 and 12.5. To the best of my knowledge, information, and belief, the report contains all scientific and technical information that is required to be disclosed so as not to make this report misleading.

8)

I am independent of Petaquilla Minerals Limited, holder of the Rio Belencillo Concession as set out in Section 1.5 of National Instrument 43-101. I have had no prior involvement with the property that is the subject of this Technical Report.

9)	I have read National Instrument 43-101 and Form 43-101 F1, and the Technical Report has been prepared in compliance with that instrument and form.

10)

I consent to the filing of this Technical Report with any stock exchange or other regulatory authority and to publication by them for regulatory purposes, including electronic publication in public company files on their websites, where the Technical Report is accessible by the public.

Effective on this 11th Day of December, 2012

/s/ Andrew Hodson Phillips

Signed Andrew Hodson Phillips, MSc, FIMMM, CEng.